

Mail Stop 3561

May 24, 2016

Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

> **Re: Dollar Tree, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 5, 2016**
> **File No. 333-211142**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed March 28, 2016**
> **File No. 000-25464**
> **Form 8-K**
> **Filed May 5, 2016**
> **File No. 000-25464**

Dear Mr. Sasser:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended January 30, 2016. We will coordinate any request for acceleration of effectiveness

for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Information incorporated by reference, page ii

2. Please revise this section to incorporate by reference the proxy statement filed May 9, 2016.

Exhibit 5.2

3. Because a guarantor is organized under the Delaware Revised Uniform Limited Partnership Act, please have counsel include the DRULPA in the list of laws on which the opinions are based.

Form 10-K for the Fiscal Year Ended January 30, 2016

Item 1. Business, page 6

4. On pages 7 and 8 you disclose net sales by product type for the Dollar Tree and Family Dollar segments. Please explain your consideration of aligning merchandise types, to the extent similar, across your segments for consistency. For instance, we note stationery and toys are included in the variety category for Dollar Tree but are included in the seasonal and electronics category for Family Dollar.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 51

5. Please revise your policy in future filings to address how you account for discounts, returns, and taxes assessed by governmental authorities. To the extent significant, also include your policy for gift cards and online sales.

Note 2, Acquisition, page 53

6. We note as a condition of the acquisition with Family Dollar, the Federal Trade Commission required the divestiture of 330 stores and the effect of the divestiture is reflected in the purchase price allocation on page 53. Please explain if the divestiture was given consideration in the pro forma summary on page 54. If consideration was not given to the effect to the divested stores, please explain.

7. In connection with the acquisition, you appear to have allocated a significant amount of the purchase price consideration to goodwill. Please provide a more qualitative

description of the expected synergies from the acquisition, including any intangible assets that did not qualify for separate recognition in accordance with ASC 805-30-50.

Note 6 – Long-Term Debt, page 63

8. We note your disclosure that the Acquisition Notes, Credit Facility, and Term Loans contain covenants that limit the ability of the Company and certain subsidiaries to pay dividends and make other distributions. Please provide us with your analysis of the applicability of the disclosure requirements in Rule 4-08(e)(1) and (3) of Regulation S-X. Additionally, please tell us your consideration of whether Schedule I is required pursuant to Rule 5-04 of Regulation S-X.

Form 8-K filed May 5, 2016, Exhibits 99.1 and 99.6

9. We note on page 16 of exhibit 99.1 you disclose, for the year ended January 30, 2016, pro forma net income of $571.4 million while on page 2 of exhibit 99.6 you disclose, for the year ended January 30, 2016, pro forma net income of $657.9. So that we may better understand, please reconcile the difference for us. Further, please tell us your consideration of presenting each pro forma adjustment separately on the face of the condensed combined income statement in exhibit 99.6 or, alternatively, providing the individual components of the adjustments in the notes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act rules and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brandon Price, Esq.